UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This is to inform that the Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”) valid upto May 14, 2020. The Government of India (“GoI”) accorded its approval for extension of the PSC under the Pre-NELP Extension Policy, as per notification dated April 07, 2017, for RJ Block by a period of 10 years with effect from May 15, 2020 vide its letter dated October 26, 2018, subject to fulfilment of certain conditions.

PSC extension for 10 years from May 15, 2020 to May 14, 2030 has been executed by the parties to the PSC on October 27, 2022.

The issue of application of extension policy to this extension is pending before the Hon’ble Supreme Court of India.

We request you to please take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022		VEDANTA LIMITED
	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer